December 9, 2010

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn: Ms. Babette Cooper

Re:	Las Vegas Railway Express, Inc.
Form 10-K for Fiscal Year Ended
March 31, 2010
Forms 10-Q for Fiscal Quarters Ended
June 30, 2010 and September 30, 2010
File No. 333-144973

Dear Ms. Cooper,

The subject matter related to your letter dated November 19, 2010 is still being review by our auditors and we would like to request an extension to December 13, 2010.

We believe that this request is due to extraordinary circumstances that should not occur in the future.

Thank you for your prompt attention.

Sincerely,

/s/Michael A. Barron

Michael A. Barron
CEO

cc: John Zilliken, CFO
      File

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